VIA EDGAR

November 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Christopher Dunham, Staff Attorney

Re:                           HarborOne Bancorp, Inc.

Acceleration Request for Registration Statement on Form S-4

File No. 333-227904

Acceleration Request

Requested Date:             November 15, 2018

Requested Time:            4:00 p.m., Eastern Time

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HarborOne Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 15, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Samantha Kirby at (617) 570-8794.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Samantha Kirby, by facsimile to (617) 649-1462.

If you have any questions regarding this request, please contact Samantha Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

HARBORONE BANCORP, INC.

/s/ James W. Blake
James W. Blake
Chief Executive Officer
HarborOne Bancorp, Inc.

cc:                                Samantha M. Kirby, Esq., Goodwin Procter LLP

Matthew Dyckman, Esq., Goodwin Procter LLP